SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

GILDAN ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

Montreal, December 20, 2004 - Gildan Activewear Inc. (NYSE: GIL;TSX: GIL.A) today announced that it has renewed, subject to regulatory approval, a normal course issuer bid for a maximum of 500,000 Class A Subordinate Voting Shares, representing approximately 1.68% of the total outstanding Class A Subordinate Voting Shares (the only class of voting shares outstanding) as at December 17, 2004. The Corporation currently has in place a normal course issuer bid which is for a maximum of 200,000 Class A Subordinate Voting Shares. The current bid, which has been in effect since December 22, 2003, expires on December 21, 2004. No shares were purchased pursuant to this bid.

As at December 17, 2004, there were 29,716,530 Class A Subordinate Voting Shares of the Corporation issued and outstanding. There were no Class B Multiple Voting Shares outstanding and shareholders will be asked to approve the elimination of this class of shares at the Corporation’s Annual and Special Meeting of Shareholders on February 2, 2005. Shareholders will also be asked at the Meeting to create a new class of shares, namely Common Shares, and to subsequently convert each of the issued and outstanding Class A Subordinate Voting Shares into one Common Share (the Class A Subordinate Voting Shares or the Common Shares, as the case may be, being referred to as the “Shares” in this press release).

In the event that, during the course of the normal course issuer bid, the Shares trade at a price range that does not adequately reflect their value in relation to Gildan’s assets, business and future business prospects, the Corporation believes that the purchase of up to 500,000 of its outstanding Shares made under the normal course issuer bid would represent an appropriate use of the Corporation’s corporate funds, while still preserving its financing flexibility to pursue potential growth opportunities.

All purchases under the renewed bid will be made during the period from December 22, 2004 to December 21, 2005, and will be made on the open market through the facilities of the Toronto Stock Exchange, in compliance with its rules and policies. Shares purchased under the bid will be cancelled.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 7,400 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date: December 20, 2004